RENEE M. HARDT 312-609-7616 rhardt@vedderprice.com
September 10, 2010

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	RiverNorth Tactical Opportunities Fund, Inc. (the "Registrant")

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-2 for filing pursuant to the Securities Act of 1933 and the Investment Company Act of 1940.

Please direct all of your comments and/or questions regarding this filing to the undersigned at (312) 609-7616.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt

RMH/ser